SCHNEIDER WEINBERGER & BEILLY, LLP

2200 Corporate Boulevard, N.W.

Suite 201

Boca Raton, Florida 33431

telephone (561) 362-9595

telecopier (561) 361-9612

email: jim@swblaw.net

August 1, 2008

‘CORRESP’

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jennifer Hardy, Branch Chief
Brigitte Lippmann
Jenn Do
Terence O’Brien

Re:	Gold Horse International, Inc. (the “Company”)
Amendment No. 3 to Registration Statement on Form S-1
File No. 333-148827

Ladies and Gentlemen:

We are counsel to the Company in connection with the above-referenced filings. The Company is in receipt of the staff’s letter of comment dated July 29, 2008. The Company has filed Amendment No. 4 to the Registration Statement on Form S-1 which contains revisions in response to the staff’s comments. Following are the Company’s responses to such comments; under separate cover the Company is delivering hard copies of such filing marked to show the changes and keyed to the staff’s comments. In addition, pursuant to our earlier correspondence the Company is also filing an amendment to its annual report on Form 10-KSB for the year ended June 30, 2007 which contain the revisions necessitated by changes in the Company’s financials statements in response comments contained in the July 29, 2008 correspondence from the staff as well as previous comment letters.

Management’s Discussion and Analysis, page 26

Comparison of Three Months and Nine Months ended March 31, 2008 and March 31, 2007, page 31

1.

We have read your response to comment 4 in our letter dated June 19, 2008, and the revised disclosures you have made. That is, you state on page 34 that your net revenues for the three months ended March 31, 2008, decreased $2,935,113 or approximately 36% from the comparable period in fiscal 2007. We note, however, that given net revenues for the three months ended March 31, 2008, were $4,595,204, compared to $7,141,503 in revenues for the year-ago period, you had an overall decrease of $2,546,299. Please revise your disclosure throughout the MD&A accordingly.

RESPONSE:    As requested, the Company has corrected the typographical error in the three months comparison. Please see page 34 of Amendment No. 4.

June 30, 2007 Financial Statements

Report of Independent Registered Public Accounting Firm, page F-28

2.

We note the inclusion of footnote 16 in response to comment 2 in our letter dated June 19, 2008. Please have your auditors update the date of their report, or dual date as appropriate, to include the fact that they have audited this footnote, if true.

RESPONSE: The report of the Company’s auditors which appears on page F-28 of Amendment No. 4 has been revised accordingly.

We trust the foregoing is fully responsive to the staff’s comments. We will contact Ms. Lippmann within a few days to coordinate the submission of a request for acceleration of the above-captioned registration statement.

Sincerely,

/s/ James M. Schneider

cc:	Mr. Adam Wasserman